

Mailstop 3233

February 3, 2016

VIA E-MAIL
Mr. Jeffrey K. Waldvogel
Chief Financial Officer
KBS Real Estate Investment Trust III, Inc.
800 Newport Center Drive, Suite 700
Newport Beach, CA 92660

> **Re:** **KBS Real Estate Investment Trust III, Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed March 9, 2015**
> **File No. 000-54687**

Dear Mr. Waldvogel:

We have reviewed your January 6, 2016 response to our comment letter and have the following comment. In the comment below, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2015 letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2014

Item 5 – Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information, pages 52 – 54

1.   We have considered your response to the comment in our letter dated December 21, 2015. Please revise your disclosure in future filings to include a discussion of the specific factors relied on to choose the value within the EVPS range.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities